Exhibit (a)(5)

THORNBURG MORTGAGE ANNOUNCES COMMENCEMENT OF EXCHANGE

OFFER AND CONSENT SOLICITATION FOR ALL OUTSTANDING

PREFERRED STOCK

Preferred Shareholders will receive $5.00 and 3.5 Shares of Common Stock for each share of preferred stock tendered

Santa Fe, NM, July 23, 2008—Thornburg Mortgage, Inc. (NYSE: TMA) announced today that it is commencing an exchange offer for all outstanding shares of its Series C, Series D, Series E and Series F preferred stock (the “Exchange Offer”). In connection with the Exchange Offer, the company is also soliciting consents from holders of each series of preferred stock to amend the company’s Charter to modify the terms of such series of preferred stock (the “Consent Solicitation”). Holders may not tender their shares of preferred stock in the Exchange Offer and Consent Solicitation without consenting to each of the applicable proposed Charter amendments.

The company is offering $5.00 in cash and 3.5 shares of the company’s common stock for each share of preferred stock validly tendered in the Exchange Offer and Consent Solicitation. The Exchange Offer and Consent Solicitation will expire at 10:00 a.m., Eastern time, on August 20, 2008, unless extended or terminated by the company. There are a number of conditions to the company’s obligation to accept the shares of preferred stock tendered and consents delivered and to pay the consideration offered, including that it receive valid tenders for at least 66 2/3% of the aggregate liquidation preference of each series of the company’s outstanding Series C, D, E and F Preferred Stock. The terms of the Exchange Offer and Consent Solicitation are set forth in more detail in the company’s Offering Circular dated July 23, 2008 and related materials.

Thornburg Mortgage is making this Exchange Offer and Consent Solicitation as part of the financing transaction the company entered into with various investors on March 31, 2008. Upon successful completion of the Exchange Offer and Consent Solicitation, the annual interest rate on the company’s Senior Subordinated Secured Notes due 2015 will be lowered from 18% to 12%, resulting in savings of approximately $69 million per year in interest payments until maturity or until the company’s Senior Subordinated Secured Notes are earlier redeemed or repurchased. Additionally, the successful completion of the Exchange Offer and Consent Solicitation will result in the termination of the Principal Participation Agreement, thereby allowing the company to retain the monthly principal payments on the mortgage backed securities collateralizing its reverse repurchase agreement borrowings once the Override Agreement terminates in March 2009, after deducting payments due under those reverse repurchase agreements.

The Exchange Offer and Consent Solicitation is being made to holders of Preferred Stock in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) of the Securities Act. Investor inquiries about the Exchange Offer and Consent Solicitation should be directed to the company at 888-310-7466 (toll free). Requests for copies of the Offering Circular and related documents may be directed to Georgeson Inc., the information agent for the Exchange Offer and Consent Solicitation, at 866-399-8748 (toll free). More information regarding the Exchange Offer and Consent Solicitation can be found at www.thornburgmortgagetender.com.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer, which may be made only pursuant to the terms of the Offering Circular and the related materials.

Thornburg Mortgage is a leading single-family residential mortgage lender focused principally on prime and super-prime borrowers seeking jumbo and super-jumbo adjustable-rate mortgages.

This press release contains forward-looking statements. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstance due to a number of factors, including but not limited to: the impact of the March 31, 2008 financing transaction and the Override Agreement; general economic conditions; ongoing volatility in the mortgage and mortgage-backed securities industry; the company’s ability to meet the ongoing conditions of the Override Agreement; the company’s ability to complete the Exchange Offer and Consent Solicitation for all of its outstanding preferred stock; the company’s ability to raise additional capital; the company’s ability to retain or sell additional assets; market prices for mortgage securities, changes in interest rates, the availability of ARM securities and loans for acquisition and other risk factors discussed in the company’s SEC reports, including its most recent quarterly report on Form 10-Q, annual report on Form 10-K/A, its Proxy Statement for its Annual Meeting held on June 12, 2008 and its Registration Statement on Form S-3. These forward-looking statements speak only as of the date on which they are made and, except as required by law, the company does not intend to update such statements to reflect events or circumstances arising after such date.

SOURCE: Thornburg Mortgage, Inc.

Thornburg Mortgage, Inc., Santa Fe

Investor Relations

505-989-1900

Media contact

Suzanne O’Leary Lopez

505-467-5166

ir@thornburgmortgage.com